Filed Pursuant To Rule 433

Registration No. 333-180974

February 6, 2013

Transcript of Webcast broadcast January 29, 2013 on thestreet.com

Gregg Greenberg, Anchor:

Stocks have been flying so far this year, leaving gold bugs far, far behind. Joining me to talk about what gold investors should do is Dave Mazza; he’s the head of State Street Global Advisors’ ETF investment strategy for the Americas.

Welcome, Dave. Dave, look, stocks are up around six percent year-to-date—that’s pretty good so far; gold is down around one percent. So what should the gold bugs do?

Dave Mazza, Head of SPDR ETF Investment Strategy for the Americas, State Street Global Advisors:

Gold has underperformed stocks of late. But, over the longer term, the gold bugs should sit tight and continue to understand the benefits that gold can play in a portfolio, both from a broad based diversification standpoint, that it performs differently in different market environments than you can get with traditional stocks and bonds, but also from a volatility perspective, in that gold is somewhat of a stable asset over the long run. And then, plus, tactically, investors can look for gold over the longer run, particularly when we think about some of the moves that the Federal Reserve and other central banks may make over this year, to potentially see better days for gold ahead.

Greenberg:

Well, I guess the gold bugs are going to hold on to their bullion or the GLDs until the end of the world, but maybe it’s those more hesitant shareholders who join the rally late. And they’re also probably worried about bond yields moving higher—you’re seeing the 10-year now yield around two percent. Will that also cause gold investors to become more hesitant?

Mazza:

Yeah. One of the benefits that gold has had is that the carrying cost, when real yields were quite negative, means that gold has less of a negative carrying cost, because gold is an asset that doesn’t pay a yield like you would get out of a fixed income instrument or a dividend-paying equity. But, particularly when we think about this year and some of the potential inflation expectations that could come into the market because of what we’re seeing on the central bank side, some of the volatility and uncertainty that may still come out of places like Europe, gold will continue and may continue to maintain some of the positive benefits that it could add to an entire portfolio.

Greenberg:

Speaking of carrying costs, you guys run the GLD, which essentially holds people’s gold for them. So, why is this a better way to do it than for people to hold the gold themselves?

Mazza:

GLD relative to bullion offers a few benefits: One is transparency into the prices you’re going to get, both off of the expense ratio and the trading costs, plus, you have accessibility because GLD would be held in your brokerage account like the rest of your stocks and bonds and other funds that you may have. And you also have the added benefit of transparency into exactly what you own on any given day and the ability to access and understand what the underlying components that are held in the Gold Trust.

Greenberg:

And finally, this month is the 20th anniversary of the SPDR, the SPY, which is the most heavily traded ETF when it comes to stocks; now, the GLD is certainly the dominant gold ETF. It has some competitors out there, but it certainly has the lion’s share of the market. It’s been around, what, seven or eight years now?

Mazza:

Yeah.

Greenberg:

Where do you foresee that in 20 years?

Mazza:

I think we’re—at SPDR ETF, we’re very excited to see SPY at 20 years, and also GLD continuing to be the largest and most liquid commodities ETF. So having the largest, most liquid equity ETF, largest, most liquid commodity ETF in GLD is very exciting. And the usage that ETFs offer both institutional investors, retail investors and the financial adviser community continues to grow, and we see the asset usage growing over the next 20 years.

Greenberg:

All right. Well, thanks a lot for coming on.

Mazza:

Thanks for having me.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.